Rule 17g-1(g)(2)

Deutsche DWS Global/International Fund, Inc., on behalf of DWS International Growth Fund; Deutsche DWS Income Trust, on behalf of DWS Short Duration Fund; Deutsche DWS Institutional Funds, on behalf of DWS S&P 500 Index Fund; Deutsche DWS Investment Trust, on behalf of DWS Core Equity Fund; Deutsche DWS Market Trust, on behalf of DWS Global Income Builder Fund; and Deutsche DWS Portfolio Trust, on behalf of DWS Total Return Bond Fund have filed a notice of circumstances or occurrences under their Investment Company Blanket Bond to potentially recover monies associated with alleged fraudulent activity perpetrated on a shareholder’s account in each Fund. The amount of the potential claim is approximately $138,500 in aggregate.